Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: May 7, 2004

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Press Release of May 7, 2004 with first quarter results

just everywhere …

Interim Report of EPCOS AG at March 31, 2004

About EPCOS

The EPCOS Group, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The Group operates design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2003 (October 1, 2002, to September 30, 2003), EPCOS posted sales of EUR 1.27 billion. At September 30, 2003, the company employed about 13,300 people worldwide.

Accounting Principles

As permitted under § 292a of the German Commercial Code (Handelsgesetzbuch, HGB), EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP). The Company is thus released from the obligation to prepare consolidated financial statements in accordance with § 290 et seq. HGB.

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our four segments and of the Company as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net income plus (minus) minority interest, provision for income tax and the interest result, net.

Q2 2004:

Positive business development continues

➢	New orders up 5% sequentially and 24% year on year

➢	Sales grow 3% sequentially and 5% year on year

➢	Book-to-bill rises to 1.13

➢	EBIT improves to EUR 14 million

The course of business at EPCOS was encouraging in the second quarter of fiscal 2004 (January 1 to March 31, 2004) as well.

New orders thus rose 5% quarter on quarter from EUR 368 million to EUR 385 million and surpassed the previous year’s figure of EUR 311 million by 24%. Sales grew 3% sequentially from EUR 331 million to EUR 340 million, representing a 5% increase on the previous year’s figure of EUR 323 million. At 1.13, the book-to-bill ratio also topped the first quarter’s gratifying figure of 1.11.

“On the whole, our expectations for business in the second quarter have been fulfilled”, said EPCOS President and CEO Gerhard Pegam. “The order intake has kept developing well in all industries served. That is a good basis for further increases in sales and earnings in the months to come.”

Rising sales in Q2 2004 were basically driven by growth in business with distributors, and in industrial and automotive electronics. Sales of products for consumer electronics likewise topped the previous quarter’s figures. The seasonal decline in sales of products for mobile communications proved significantly lower than usual.

In regional terms, new orders and sales increased most sharply in Asia and the NAFTA countries. In Europe, the high level of the previous quarter was reached again, and EPCOS booked a further slight increase in German domestic business.

Despite persistent price erosion of about 3% to 4% against the previous quarter, earnings before interest and tax (EBIT) improved again in the second quarter, from EUR 12 million to EUR 14 million.

Net income for the second quarter amounted to EUR 11 million against the previous quarter’s EUR 10 million, corresponding to earnings per share of 17 eurocents against 15 eurocents in the first quarter.

Business segments

In the Capacitors segment, sales rose 4% in the second quarter to EUR 89 million from the previous quarter’s EUR 86 million. Film capacitors accounted for the largest share of this growth. They were in particular demand for applications in consumer and automotive electronics as well as lighting. Sales of aluminum electrolytic capacitors were stable. In tantalum capacitors, there was a seasonal decline in sales to the mobile phone industry while sales to distributors increased. In tantalum capacitors in particular, pressure on prices is still high. In conjunction with restructuring measures that have not yet been fully implemented, this led to a loss of EUR 3.7 million against the previous quarter’s negative EBIT of EUR 4.0 million.

Sales in Ceramic Components rose 6% to EUR 93 million against the previous quarter’s EUR 88 million. Sales developed particularly well in thermistors for automotive electronics, domestic appliances and industrial electronics, and in distribution business. Sensors, sensor systems and surge arresters were in demand in these industries and contributed to sales growth. Sales of piezo actuators for fuel injection systems reached the previous quarter’s level. Despite above-average price discounts for ceramic capacitors, this segment managed to improve EBIT slightly from EUR 2.8 million in the previous quarter to EUR 3.7 million in the second quarter.

Second-quarter sales in the Surface Acoustic Wave (SAW) Components segment were characterized by the usual easing in mobile phones and entertainment electronics after Christmas business. Sales thus fell, albeit less dramatically than in the previous year, by 4% to EUR 112 million from EUR 116 million in the previous quarter. SAW filters for the mobile phone market were responsible for this. On the other hand, sales of integrated radio-frequency modules for high-end mobile phones and of SAW components for automotive applications continued to rise. Sales of SAW products for entertainment electronics remained stable.

The SAW Components segment booked EBIT of EUR 14.9 million in the second quarter against the previous quarter’s EUR 16.0 million. Thanks to the success of SAW filters in CSSPs (chip-sized SAW packages) for mobile phones, EPCOS managed to keep extending its world market leadership in SAW technology. CSSP is a packaging technology developed by EPCOS that makes particularly small and low-cost filters possible.

The Ferrites and Inductors segment boosted sales 13% from EUR 41 million in the previous quarter to EUR 46 million. Sales revived in industrial electronics and distribution business in particular. Sales of ferrites for DSL applications likewise kept growing. Interference suppression components were in particular demand for telecom applications. Price erosion in ferrites slowed down somewhat in the period under review. The Ferrites and Inductors segment managed to improve EBIT, cutting losses from EUR 2.4 million in the previous quarter to EUR 0.7 million.

First half of fiscal 2004

New orders for the first half (October 1, 2003, to March 31, 2004) totaling EUR 753 million surpass the previous year’s figure of EUR 651 million by 16%.

Sales for the first six months rose 3% from EUR 652 million in 2003 to EUR 671 million in 2004.

Thanks to the positive trend in business and continuing rigorous cost cutting, EPCOS managed to double EBIT against the first half of the previous year to EUR 27 million.

Capital expenditure for the first six months amounted to EUR 36 million in fiscal 2004 against EUR 45 million in 2003 and is thus significantly lower than depreciation. Research and development expenses amounted to EUR 36 million, equivalent to 5.3% of sales.

Outlook

The favorable trend in new orders continues in all industries and regions served. Price erosion is expected to ease further.

EPCOS expects further improvements in sales and earnings for the third quarter of fiscal 2004.

N.B.

All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2003.

Further dates

Results for the third quarter of fiscal 2004 will be published on August 3, 2004. Results for the fourth quarter and for fiscal 2004 as a whole will be published at the Annual Press Conference on November 10, 2004.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

For the 3 months and 6 months ended March 31, 2004 and 2003 (EUR thousand, except per share data)

	3 months ended March 31		6 months ended March 31
	2004	2003	2004	2003
Net sales
Third parties	287,733	263,685	562,331	536,130
Related parties	52,367	59,247	108,587	116,312

Total net sales	340,100	322,932	670,918	652,442
Cost of goods sold	(272,845)	(258,428)	(536,034)	(532,646)

Gross profit	67,255	64,504	134,884	119,796

Research and development expenses	(17,741)	(18,586)	(35,599)	(38,323)
Marketing and selling expenses	(30,680)	(31,981)	(60,579)	(61,249)
General and administrative expenses	(4,287)	(4,530)	(8,134)	(8,066)

	(52,708)	(55,097)	(104,312)	(107,638)

Operating income	14,547	9,407	30,572	12,158
Interest income	941	119	1,845	444
Interest expense	(2,860)	(2,323)	(5,412)	(4,874)
Foreign exchange losses, net	(1,119)	(1,988)	(5,406)	(1,717)
Other income, net	902	3,151	1,516	3,029
Share of net losses of unconsolidated affiliates	(107)	(166)	(107)	(268)

Income before income taxes and minority interest	12,304	8,200	23,008	8,772
Provision for income taxes	(1,378)	797	(2,314)	756
Minority interest	(37)	(69)	(97)	(84)

Net income	10,889	8,928	20,597	9,444

Basic earnings per share	0.17	0.14	0.32	0.14
Diluted earnings per share	0.16	0.14	0.30	0.14

Reconciliation of Net income to EBIT
Net income	10,889	8,928	20,597	9,444
Minority interest	(37)	(69)	(97)	(84)
Provision for income taxes	(1,378)	797	(2,314)	756
Income before income taxes and minority interest	12,304	8,200	23,008	8,772
Interest expense, net	(1,919)	(2,204)	(3,567)	(4,430)

EBIT	14,223	10,404	26,575	13,202

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As of March 31, 2004 and September 30, 2003 (EUR thousand, except share data)

	March 31, 2004 (unaudited)	Sept. 30, 2003

ASSETS
Current assets
Cash and cash equivalents	182,216	195,797
Investment securities	25,000	—
Accounts receivable, net	201,837	185,292
Inventories, net	220,433	205,123
Prepaid expenses and other current assets	45,072	38,884
Deferred income taxes	11,784	7,523

Total current assets	686,342	632,619

Property, plant and equipment, net	608,270	649,527
Intangible assets, net	36,735	39,940
Deferred income taxes	85,641	83,022
Other assets	24,463	23,922

Total assets	1,441,451	1,429,030

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	125,516	132,887
Accrued expenses and other current liabilities	140,930	146,846
Short-term borrowings	102,963	96,728
Current portion of long-term debt	15,337	15,624
Deferred income taxes	12,534	12,236

Total current liabilities	397,280	404,321

Long-term debt, excluding current installments	211,172	215,003
Pension liabilities	123,030	118,437
Deferred income taxes	14,465	14,263
Other liabilities	37,867	37,635
Minority interest	588	695

Total liabilities	784,402	790,354

Shareholders’ equity
Share capital, – 96,280,000 shares authorized, 65,300,000 shares issued and 65,300,000 outstanding at March 31, 2004 and 65,275,000 outstanding at September 30, 2003	65,300	65,300
Additional paid-in capital	255,225	255,225
Retained earnings	377,487	357,282
Accumulated other comprehensive loss	(40,963)	(38,253)
Treasury shares at cost (25,000 shares at September 30, 2003 and zero shares at March 31, 2004)	—	(878)

Total shareholders’ equity	657,049	638,676

Total liabilities and shareholders’ equity	1,441,451	1,429,030

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 6 months ended March 31, 2004 (EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2003	65,300	255,225	357,282	(38,253)	(878)	638,676

Comprehensive Income:
Net Income	—	—	20,597	—	—	20,597
Currency translation adjustment	—	—	—	(4,067)	—	(4,067)
Cash flow hedges (net of tax 285)	—	—	—	554	—	554
Reclassification of gains to net income (net of tax 193)	—	—	—	375	—	375
Unrealized gains on securities (net of tax 96)	—	—	—	428	—	428

Total comprehensive Income						17,887
Sale of treasury shares	—	—	(392)	—	878	486

Balances as of March 31, 2004	65,300	255,225	377,487	(40,963)	—	657,049

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME, UNAUDITED

For the 6 months ended March 31, 2003 (EUR thousand)

	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income (loss)	Treasury shares	Total shareholders’ Equity
Balances as of September 30, 2002	65,300	255,225	350,538	(28,007)	(878)	642,178

Comprehensive Income:
Net Income	—	—	9,444	—	—	9,444
Currency translation adjustment	—	—	—	(6,099)	—	(6,099)
Unrealized gains on securities (net of tax 269)	—	—	—	414	—	414

Total comprehensive Income						3,759

Balances as of March 31, 2003	65,300	255,225	359,982	(33,692)	(878)	645,937

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

For the 6 months ended March 31, 2004 and 2003 (EUR thousand)

	2004	2003
Cash flows from operating activities
Net income	20,597	9,444
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	75,439	79,697
Provision for doubtful accounts	560	(1,432)
Gains on sale of property, plant and equipment	(356)	(243)
Share of net losses of unconsolidated affiliates	107	268
Minority interest	97	84
Deferred income tax	(7,091)	(5,565)
Changes in assets and liabilities, excluding effects of acquisitions
Decrease/(Increase) in accounts receivable	(18,445)	3,869
Increase in inventories	(15,896)	(17,864)
Decrease/(Increase) in prepaid expenses and other current assets	(6,404)	5,474
Decrease in accounts payable	(5,105)	(5,964)
Decrease in accrued expenses and other current liabilities	(3,729)	(26,844)
Increase in other assets	(728)	(2,655)
Increase in pension liabilities	4,873	2,833
Increase in other liabilities	724	725

Net cash provided by operating activities	44,643	41,827

Cash flows from investing activities
Proceeds from sale of equipment	1,552	15,212
Acquisitions of businesses, net of cash acquired	—	(9,695)
Capital expenditures	(36,379)	(45,455)
Investment securities	(25,000)	—
Investments in unconsolidated affiliates	—	(899)

Net cash used in investing activities	(59,827)	(40,837)

Cash flows from financing activities
Net increase in short-term borrowings	6,635	6,050
Proceeds from borrowing of long-term debt	2,050	9,835
Principal payments on long-term debt	(5,576)	(13,934)
Principal payments under capital leasing obligations	(583)	(208)
Sale of treasury shares	486	—

Net cash provided by financing activities	3,012	1,743

Effect of exchange rate changes on cash	(1,409)	(1,940)
(Decrease)/Increase in cash and cash equivalents	(13,581)	793
Cash and cash equivalents at beginning of fiscal year	195,797	31,707

Cash and cash equivalents at end of period	182,216	32,500

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

The unaudited interim consolidated financial statements as of and for the three-month and six-month periods ended March 31, 2004, and 2003 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All significant intercompany balances and transactions as well as all significant intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2003 included in the Company’s Annual Report for 2003.

2. Options granted to employees

Pursuant to SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123:

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

(EUR thousand, except share data)

	3-months ended March		6-months ended March
	2004	2003	2004	2003
Net income (loss)
As reported	10,889	8,928	20,597	9,444
Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(1,080)	(2,231)	(2,823)	(5,468)
Pro forma	9,809	6,697	17,774	3,976

Basic earnings (loss) per share
As reported	0.17	0.14	0.32	0.14
Pro forma	0.15	0.10	0.27	0.06

Diluted earnings per share
As reported	0.16	0.14	0.30	0.14
Pro forma	0.14	0.10	0.26	0.06

CONSOLIDATED FINANCIAL STATEMENTS

3. Stock-based Compensation

The fair value of the Company’s stock options of fiscal 2004 and 2003 used to compute pro forma net income (loss) disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2004 and 2003:

AVERAGE VALUES OF STOCK OPTIONS

periods ended March 31

	2004	2003
Risk-free interest rate	4.13%	4.03%
Expected life of options (in years)	5	5
Expected volatility	41%	50%
Expected dividend yield (in percentage)	1.24%	—

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2003	1,737,750	52.03

Granted	495,000	21.76
Exercised	—	—
Forfeited	—	—

Balance as of March 31, 2004	2,232,750	45.32

4. Inventories, net

INVENTORIES, NET

(EUR thousand)

	March 31, 2004	September 30, 2003
Raw materials and supplies	60,606	52,518
Work in process	71,605	67,344
Finished products	88,222	85,261

Total inventories, net	220,433	205,123

Total inventories as of March 31, 2004 and September 30, 2003, are net of valuation allowances of EUR 24.587 million and EUR 27.875 million, respectively.

CONSOLIDATED FINANCIAL STATEMENTS

5. Goodwill and Intangible Assets

As from October 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142 Goodwill and Intangible Assets, whereby goodwill is no longer subjected to regular amortization. The goodwill allocated to business units will be reviewed at least annually or when circumstances indicate potential impairment and, if necessary, be written down to fair value. Furthermore, the Company has tested its goodwill for any transitional impairment and has concluded that there was no impairment in fiscal 2003.

The carrying amount of goodwill as of March 31, 2004, is as follows:

GOODWILL

Balance as of March 31, 2004 (EUR thousand)

Capacitors	Ceramic Components	SAW Components	Ferrites and inductors	Consolidated Total
1,960	3,524	453	14,146	20,083

As a result of EPCOS group shiftings there are adjustments made between the business segments in the reporting period.

Included in the Consolidated Balance Sheets as of March 31, 2004 and September 30, 2003 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	March 31, 2004		September 30, 2003
	Gross	Net	Gross	Net
Patents, licenses and similar rights	38,654	13,846	38,391	16,755
Customer lists	3,200	2,186	3,200	2,346
Other	955	620	947	702

Total intangible assets (finite lives)	42,809	16,652	42,538	19,803

Amortization related to intangible assets (finite lives) amounted to EUR 1.784 million for the three-month period ended March 31, 2004 and EUR 3.423 million for the six-month period ended March 31, 2004 (EUR 1.689 million for the three-month period ended March 31, 2003 and EUR 3.231 million for the six-month period ended March 31, 2003). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first six months of fiscal year 2004. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

CONSOLIDATED FINANCIAL STATEMENTS

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years (EUR thousand)

2004	6,886
2005	5,878
2006	2,477
2007	1,994
2008	994

6. Product warranties

The current and noncurrent accruals for product warranties developed as follows:

SIX MONTHS ENDED MARCH 31, 2004

(EUR thousand)

Balance as of September 30, 2003:	4,267

Increase in accruals related to warranties issued during reporting (+)	878
Increase in accruals related to preexisting warranties (+)	815
Utilization of accruals/reduction in liabilities (-)	(552)
Non-utilization of accruals/liabilities (-)	(863)
Foreign exchange translation adjustment	(11)

Accrual as of end of period	4,534

7. Shareholders´Equity

The share capital is conditionally increased by EUR 8.980 million at the Annual General Meeting. EUR 6.500 million shall be implemented for convertible or warrant-linked bonds (Conditional Capital 2004 I). EUR 2.489 million are available for the EPCOS Stock Option Plan (Conditional Capital 2004 II).

CONSOLIDATED FINANCIAL STATEMENTS

8. Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

The following table sets forth the computation of basic and diluted earnings per share for the three-month and six-month periods ended March 31, 2004 and 2003:

EARNINGS PER SHARE

(EUR thousand, except share data)

	3-months ended March 31		6-months ended March 31
	2004	2003	2004	2003
Net income—basic	10,889	8,928	20,597	9,444
Interest expense on convertible bonds (net of tax)	529	—	1,062	—
Net income—diluted	11,418	8,928	21,659	9,444
Denominator for basic earnings per share—weighted average shares	65,300,000	65,275,000	65,292,213	65,275,000
Effect of dilutive shares—stock options	160,372	—	134,174	—
Effect of dilutive shares—convertible bonds	6,500,000	—	6,500,000	—
Denominator for diluted earnings per share—weighted average shares adjusted for dilutive shares	71,960,372	65,275,000	71,926,387	65,275,000
Basic earnings per common share, EUR	0.17	0.14	0.32	0.14
Diluted earnings per common share, EUR	0.16	0.14	0.30	0.14

CONSOLIDATED FINANCIAL STATEMENTS

9. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS (UNAUDITED)

(EUR million)

	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Eliminations	Consolidated total
3 months ended March 31, 2004

Orders received	98.4	97.4	130.7	58.8		385.3
Net sales	88.8	93.4	111.7	46.2		340.1
EBIT	(3.7)	3.7	14.9	(0.7)		14.2
Interest result, net						(1.9)
Income before income taxes and minority interest						12.3
Provision for income taxes						(1.4)
Minority interest						—
Net income						10.9

Depreciation and amortization	7.8	8.0	18.1	3.3	0.4	37.6
Capital expenditures	4.1	6.3	9.7	1.8	1.2	23.1

3 months ended March 31, 2003

Orders received	84.0	88.5	89.1	49.1		310.7
Net sales	92.2	91.5	97.5	41.7		322.9
EBIT	0.6	3.8	8.1	(2.1)		10.4
Interest result, net						(2.2)
Income before income taxes and minority interest						8.2
Provision for income taxes						0.8
Minority interest						(0.1)
Net income						8.9

Depreciation and amortization	7.4	6.6	22.1	3.6	0.7	40.4
Capital expenditures	4.7	6.7	6.7	2.1	2.0	22.2

CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS (UNAUDITED)

(EUR million)

	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Eliminations	Consolidated Total
6-months ended March 31, 2004

Orders received	191.1	204.6	248.7	108.6		753.0
Net sales	174.3	181.7	227.9	87.0		670.9
EBIT	(7.7)	6.5	30.9	(3.1)		26.6
Interest result, net						(3.6)
Income before income taxes and minority interest						23.0
Provision for income taxes						(2.3)
Minority interest						(0.1)
Net income						20.6

Depreciation and amortization	15.4	16.0	36.1	6.9	1.0	75.4
Capital expenditures	5.9	11.6	14.1	2.8	2.0	36.4

6-months ended March 31, 2003

Orders received	173.7	182.9	203.3	90.8		650.7
Net sales	182.0	178.7	212.1	79.6		652.4
EBIT	2.1	3.9	17.1	(9.9)		13.2
Interest result, net						(4.4)
Income before income taxes and minority interest						8.8
Provision for income taxes						0.7
Minority interest						(0.1)
Net income						9.4

Depreciation and amortization	15.0	16.1	40.1	7.1	1.4	79.7
Capital expenditures	10.2	12.1	14.2	6.8	2.2	45.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG
Dated: May 7, 2004	By:	/s/ Peter Knoll
Name: Mr. Peter Knoll
Title: General Counsel EPCOS AG